UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Lixiang Education Announces Results of Annual General Meeting

Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (“Lixiang” or the “Company”), a prestigious private education service provider in China, today announced that it held its annual general meeting of shareholders (the “AGM”) on November 18, 2024.

At the AGM, the Company’s shareholders:

●	ratified the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023, and the dismissal of WWC Professional Corporation Limited, or WWC, P.C., the Company’s former independent registered public accounting firm;

●	approved and ratified the report of Audit Alliance LLP, the Company’s independent registered public accounting firm, relating to the Company’s consolidated balance sheets as of December 31, 2023 and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2023;

●	approved that the second memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place of the third amended and restated memorandum and articles of association of the Company (the “Amended M&A”) in the form as set out in Annex A to the notice of the annual general meeting (the “Notice”) filed with the Securities and Exchange Commission by the Company on November 1, 2024; and

●	approved that the authorised share capital of the Company be increased, re-classified and re-designated as follows (together, the “Variation of Share Capital”):

(a)	by the creation of an additional 19,500,000,000 shares with a par value of US$0.0001 each to rank pari passu in all respects with the existing shares, such that following such increase of capital, the authorized share capital of the Company shall be US$2,000,000 divided into 20,000,000,000 shares of a par value of US$0.0001 each,

(b)	by re-designating 19,700,000,000 shares, including all of the then issued and outstanding shares immediately prior to the Record Date (as defined in the Notice) (except for those held by Mengxiang Holdings Limited) and certain authorized but unissued shares, as Class A Ordinary Shares of a par value of US$0.0001 each,

(c)	by re-designating 100,000,000 shares, including those held by Mengxiang Holdings Limited immediately prior to the Record Date and certain authorized but unissued shares, as Class B Ordinary Shares of a par value of US$0.0001 each, and

(d)	by re-designating 200,000,000 authorized but unissued shares as shares of such class or classes (however designated) as the board of directors may determine in accordance with the Amended M&A,

such that following Variation of Share Capital, the authorised share capital of the Company shall be US$2,000,000 divided into (i) 19,700,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Amended M&A, and the register of members of the Company be updated to reflect the Variation of Share Capital as resolved above, and that share certificates be issued to the holders thereof upon request, with full power and authority hereby granted to any director of the Company to prepare, sign, seal and deliver any such share certificates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

	By:	/s/ Fen Ye
Fen Ye
Chairlady of the Board of Directors

Date: November 18, 2024

2